n.a. 3/2/11

11016290

SEC Mail Section

FEB 23 2011

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 46710

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tag Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 Lyndon B. Johnson Freeway, Suite 400
(No. and Street)

Dallas (City) Texas (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cassandra Galvan 972-581-3029
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/3

OATH OR AFFIRMATION

I, Barbara Hale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tag Securities, Inc.**, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SANDRA T. RAY
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
04-09-2012

Sandra T. Ray
Notary Public

B Hale
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**The Company is exempt from the filing of the SIPC Supplement Report as net operating revenues are less that $500,000.*

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Tag Securities, Inc.

We have audited the accompanying statement of financial condition of Tag Securities, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tag Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 16, 2011

TAG SECURITIES, INC.
Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 77,544
Commissions receivable	1,880
Commission advances	421
Other receivable	2,046
Prepaid expenses	890
TOTAL ASSETS	$ 82,781
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 4,156
Accrued expenses	3,000
Commissions payable	2,757
Refundable deposit	5,000
TOTAL LIABILITIES	14,913
Stockholders' Equity	
Common stock, 1,000 shares authorized with no par value, 100 shares issued and outstanding	100
Additional paid-in capital	904,498
Accumulated deficit	(836,730)
TOTAL STOCKHOLDERS' EQUITY	67,868
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 82,781

See notes to financial statements.

TAG SECURITIES, INC.
Statement of Income
Year Ended December 31, 2010

Revenue	
Securities commissions	$ 61,973
Interest income	60
TOTAL REVENUE	62,033
Expenses	
Compensation and related costs	35,595
Clearing charges	1,928
Communications	1,147
Insurance	2,054
Professional fees	13,819
Regulatory fees	8,109
Other expenses	366
TOTAL EXPENSES	63,018
Net loss before income taxes	(985)
Income taxes	-
NET LOSS	$ (985)

See notes to financial statements.

TAG SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2010

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2009	100	$ 100	$904,498	$ (835,745)	68,853
Net loss	-	-	-	(985)	(985)
Balances at December 31, 2010	100	$ 100	$904,498	$ (836,730)	$ 67,868

See notes to financial statements.

TAG SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:	
Net loss	$ (985)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in commissions receivable	3,172
Decrease in commission advances	296
Increase in other receivable	(2,046)
Decrease in prepaid expenses	3,660
Increase in accounts payable	3,876
Decrease in commissions payable	(1,092)
Increase in refundable deposit	5,000
Net cash provided by operating activities	11,881
Net increase in cash and cash equivalents	11,881
Cash and cash equivalents at beginning of year	65,663
Cash and cash equivalents at end of year	$ 77,544

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

See notes to financial statements.

TAG SECURITIES, INC.
Notes to Financial Statements
December 31, 2010

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

TAG Securities, Inc. (the Company) was organized in April 1993 as a Nevada corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers consist primarily individuals located in Texas.

The Company operates pursuant to the exemptive provisions of Rule 15c3-3 (k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserved Requirements and Information Relation to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Security Transactions

Securities commissions and the related expenses are recorded on the trade date.

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2010, open federal tax years include the tax years ended December 31, 2007 through December 31, 2009.

Note 2 - Transactions with Clearing Broker/Dealer and Economic Dependency

The Company entered into a secondary clearing agreement with a shareholder's wholly owned subsidiary (PFS) and its clearing broker/dealer, and also a sub-clearing agreement with PFS. The secondary clearing agreement extends the clearing broker/dealers clearing, execution and other services to the Company through PFS. The secondary clearing agreement benefits both the Company and PFS, among other things, in that the combined accounts introduced to the clearing broker/dealer by the Company and PFS will result in reduced clearing charges to both the Company and PFS. The Company will introduce its customer accounts to the clearing broker/dealer through PFS. PFS will receive fees for its sub-clearing services at a fixed rate multiplied by the number of tickets traded by the Company, or basis points on fee based programs. In return for the fees charged by PFS, the sub-clearing agreement requires PFS to provide the Company with office space, equipment and administrative and compliance services. The agreements may be terminated by any party, at any time with 90 days written notice. (See Note 7.)

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $63,561 and $5,000, respectively. The Company's net capital ratio was .23 to 1.

Note 4 - Related Party Transactions \ Economic Dependency

The sub-clearing agreement with PFS, a shareholder, creates operating results and financial position significantly different than if the Company obtained its own separate clearing agreement and was not provided the services required under the agreement by PFS.

Included in commissions receivable at December 31, 2010, is $908 due from PFS.

Securities commissions earned and clearing charges incurred and paid under the sub-clearing agreement with PFS totaled $28,319 and $1,928 respectively during the year. See Note 2.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer through a sub-clearing agreement with a related party (See Note 2). The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 6 - Income Taxes

The Company has a current year loss, therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of $6,672, which $5,687 expires in 2029 and $985 expires in 2030. The net operating loss carry forward creates a deferred tax asset of approximately $1,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition. (See Note 7.)

TAG SECURITIES, INC.
Notes to Financial Statements
December 31, 2010

Note 7 – Subsequent Events

The Company entered into a Stock Purchase Agreement during July 2010; whereby, another entity agreed to purchase all of the issued and outstanding shares of the Company. The Agreement is contingent upon regulatory approval, and, as of February 17, 2011, regulatory approval has not yet been obtained. During January 2011, the Company entered into a new sub-clearing agreement with PFS, and consulting agreements with two officers of the Company in preparation of the change in ownership. In addition, capital has been withdrawn from the Company in the amount of $27,670 during February 2011, as agreed by the parties to the Agreement. The net operating loss carry forward will be limited as to its future use if this change in ownership is approved and consummated.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2010, through February 16, 2011, the date the financial statements were available to be issued.

Schedule I

TAG SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2010

Total stockholders' equity qualified for net capital	$ 67,868
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	376
Commission advances	421
Other receivable	2,046
Prepaid expenses	890
Total deductions and/or charges	3,733
Net capital before haircuts on securities positions	64,135
Haircuts on securities:	
Cash equivalents	574
Net Capital	$ 63,561
Aggregate indebtedness	
Accounts payable	$ 4,156
Accrued expenses	3,000
Commissions payable	2,757
Refundable deposit	5,000
Total aggregate indebtedness	$ 14,913
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 58,561
Ratio of aggregate indebtedness to net capital	.23 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as filed by TAG Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Tag Securities, Inc.

In planning and performing our audit of the financial statements of Tag Securities, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 16, 2011